UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)
KS Bancorp, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
48266R108
(CUSIP Number)

C. Felix Harvey
P.O. Box 189
Kinston, NC 28502
(252) 523-3862
Maurice J. Koury
P.O. Box 850
Burlington, North Carolina 27216
(336) 226-5581

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 19, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Felix Harvey Foundation, Inc.


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)
WC

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.
SOLE VOTING POWER
0


8.
SHARED VOTING POWER
57,974


9.
SOLE DISPOSITIVE POWER
0


10.
SHARED DISPOSITIVE POWER
57,974

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,974

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14.
TYPE OF REPORTING PERSON
CO





1.
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

C. Felix Harvey

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)
AF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.
SOLE VOTING POWER
0


8.
SHARED VOTING POWER
59,074(1)


9.
SOLE DISPOSITIVE POWER


10.
SHARED DISPOSITIVE POWER
59,074(1)

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,074(1)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14.
TYPE OF REPORTING PERSON
PN


1.
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Maurice J. Koury Foundation, Inc.


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)
WC

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.
SOLE VOTING POWER
14,625


8.
SHARED VOTING POWER
0


9.
SOLE DISPOSITIVE POWER
14,625


10.
SHARED DISPOSITIVE POWER
0

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,625

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14.
TYPE OF REPORTING PERSON
CO





1.
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Maurice J. Koury


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)
PF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.
SOLE VOTING POWER
5,200


8.
SHARED VOTING POWER
0


9.
SOLE DISPOSITIVE POWER
5,200


10.
SHARED DISPOSITIVE POWER
0

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,200

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.
TYPE OF REPORTING PERSON
PN



Security and Issuer
(a) Name of Issuer:  KS Bancorp, Inc. (the Company)
(b) Address of Issuer's Principal Executive Offices:
1031 North Brightleaf Boulevard
Smithfield, North Carolina  27577
(c) Title of Class of Equity Securities to which this Statement relates:
Common Stock, no par value per share, of the Company (the Common Stock).
Item 2. Identity and Background
       This joint statement is filed by and on behalf of the following
 Reporting Persons signing this Schedule 13D and hereafter referred to collectively as the Reporting Persons: The Felix Harvey Foundation,
 Inc., a North Carolina corporation (the Harvey Foundation), C. Felix
Harvey, a United States citizen (Harvey), The Maurice J. Koury Foundation,
 Inc., a North Carolina corporation (the Koury Foundation), and Maurice
 J. Koury, a United States citizen (Koury).
       The business address of the Harvey Foundation and Harvey is P.O. Box 189, Kinston, North Carolina 28502. The business address of the Koury Foundation and Koury is P.O. Box 850, Burlington,
 North Carolina 27216. The principal business of the Harvey Foundation and the Koury Foundation is operating as a 501(c)(3) charitable foundation. The principal occupation of Harvey is serving as the Chairman of Harvey Enterprises, Inc., a holding company for small businesses and investments, the address of which is P.O. Box 189, Kinston, North Carolina 28502. The principal occupation of Koury is serving as the President of Carolina Hosiery Mills, Inc., a manufacturer of mens and womens hosiery, located at 710 Plantation
 Drive, Burlington, North Carolina 27215.
       For information with respect to the name, business address and present principal occupation of each director and executive officer of each of the Harvey Foundation and the Koury Foundation, see Schedule A attached hereto which is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States.
       None of the Reporting Persons and, to the Reporting Persons knowledge, no person listed on Schedule A attached hereto, have during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
       The Reporting Persons are filing this Schedule 13D as a result of certain agreements to vote their shares of Common Stock at a special meeting of the Company shareholders, as discussed in Item 4, and not as a result of any acquisition of Common Stock by the Reporting Persons or any of the persons listed on Schedule A attached hereto. Therefore, information concerning the source and amount of funds or other consideration for these prior acquisitions of Common Stock is not material.
Item 4. Purpose of Transaction
       Each of the Reporting Persons acquired their respective shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of additional shares of Common Stock from time to time.
 The Reporting Persons understand that prior purchases of shares of Common
 Stock by the persons listed on Schedule A attached hereto were made for investment purposes.
       The Reporting Persons are filing this Schedule 13D in response to the Companys recently-announced proposed reverse stock split, pursuant to which the Company shareholders would receive one share of Common Stock for every 200 shares of Common Stock they presently hold. If the proposed reverse stock split would result in a shareholder owning a fraction of a share of Common Stock, the Company intends to repurchase such fractional share for a cash amount equal to $24.00 per share of Common Stock held immediately prior to the reverse stock split. This reverse stock split is proposed to be followed immediately by a forward stock split in which the Companys remaining shareholders would receive 250 shares of Common Stock for each share of Common Stock held immediately after the reverse stock split. The reverse stock split followed by the forward stock split is hereinafter referred to as the Reorganization. The Company is pursuing the Reorganization in order to reduce the number of its record shareholders to an amount that would enable it to terminate its reporting requirements under the Securities Exchange Act of 1934, as amended (the Exchange Act).
  In the event of such termination, the Common Stock would no longer be traded on the Over the Market Bulletin Board. The Company has announced that it will hold a special meeting of the Companys shareholders in
February 2005 to vote on the Reorganization (the Special Meeting).
       The Reporting Persons intend to encourage the Company Board of Directors and management to seek a sale of the Company rather than go forward with the Reorganization. Furthermore, the Reporting Persons believe that the remaining shareholders will have the liquidity of their shares significantly decreased as the company de-lists its shares. The Reporting Persons believe that by joining forces with another financial institution, the Company would dramatically improve its financial performance, increase the liquidity of its shares and create significantly more value for the shareholders in both the short term and in the long term. The Reporting
 Persons also believe that the value of the Common Stock is significantly greater than the consideration to be paid in the Reorganization and believe that other area financial institutions would pay 20% to 40% more than the $24 price offered to existing small shareholders and a full 50% to 60% more than the trading price of the Common Stock weeks prior to the December 22, 2004 Company announcement. If the Company Board of Directors and management do not agree to seek a sale of the Company and cancel the proposed Reorganization, the Reporting Persons intend to vote their shares of Common Stock against the Reorganization at the Special Meeting and may communicate and coordinate their actions with other shareholders of the Company to vote against the Reorganization.
       The Reporting Persons are now and have been in the past active investors in financial institutions. As experienced and knowledgeable investors, the Reporting Persons analyze the performance, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. From time to time, the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses
 (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company.
       Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the
 Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer
(a) The Harvey Foundation:
       Number of shares of Common Stock beneficially owned:  57,974
       Percent of class:  4.8%
       Number of shares as to which the Harvey Foundation has:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  57,974
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  57,974
(b) Harvey:
       Number of shares of Common Stock beneficially owned:  59,074(1)
       Percent of class:  4.9%
       Number of shares as to which Harvey has:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  59,074(1)
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 59,074(1)
(1) 	These shares consist of 57,974 shares held by the Harvey Foundation, which is controlled by Mr. Harvey, and 1,100 shares held by Mr. Harveys spouse, Margaret Blount Harvey, who is a Director of the Harvey Foundation.
(c) The Koury Foundation:
       Number of shares of Common Stock beneficially owned:  14,625
       Percent of class:  1.2%
       Number of shares as to which the Koury Foundation has:
(i)	Sole power to vote or to direct the vote:  14,625
(ii)	Shared power to vote or to direct the vote:  0
(iii)	Sole power to dispose or to direct the disposition of:  14,625
(iv) Shared power to dispose or to direct the disposition of:  0
(d) Koury:
       Number of shares of Common Stock beneficially owned:  5,200
       Percent of class:  0.4%
       Number of shares as to which Koury has:
(i)	Sole power to vote or to direct the vote:  5,200
(ii)	Shared power to vote or to direct the vote:  0
(iii)	Sole power to dispose or to direct the disposition of:  5,200
(v) Shared power to dispose or to direct the disposition of:  0
       In addition to the shares of Common Stock beneficially owned by the Reporting Persons, the persons listed on Schedule A attached hereto each own the number of shares of Common Stock set forth beside such persons names on Schedule A attached hereto.
       Except as may be set forth in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons knowledge, any of the persons listed on Schedule A attached hereto (i) beneficially own any shares of Common Stock or (ii) have been a party to any transaction in the Common Stock during the past sixty (60) days.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
	Pursuant to Rule 13d?1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, which agreement is filed herewith as Exhibit 1.

 	By virtue of the agreement among the Reporting Persons to vote against the Reorganization at the Special Meeting, as described in Item 4, the
Reporting Persons may be deemed to be a group under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or by any person listed on Schedule A attached hereto and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

 	Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company. Except as set forth in this Schedule 13D, to the Reporting Persons knowledge, there are no contracts, arrangements, understandings or relationships among the persons listed on Schedule A attached hereto or between such persons and any other person with respect to any securities of the Company.

	The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Item 7. Material To Be Filed As Exhibits.
Exhibit	Exhibit Description

1.
Joint Filing Agreement


SIGNATURES
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  January 20, 2005

THE FELIX HARVEY FOUNDATION, INC.
By:	/s/ C. Felix Harvey
Name:  C. Felix Harvey
Title:  Vice President

Date:  January 20, 2005

/s/ C. Felix Harvey
C. FELIX HARVEY

Date:  January 20, 2005

THE MAURICE J. KOURY FOUNDATION, INC.
By:
Name:  Maurice J. Koury
Title:  President

Date:  January 20, 2005

MAURICE J. KOURY

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
 FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

SCHEDULE A
The Felix Harvey Foundation, Inc.
Directors


Name

Present Business Address
Present Principal Occupation
Shares of Common Stock Owned

C. Felix Harvey
P.O. Box 189, Kinston, NC 28502
Chairman of Harvey Enterprises, Inc.
0

Margaret Blount Harvey
P.O. Box 189, Kinston, NC 28502
President of the Harvey Foundation
1,100

Leigh H. McNairy
P.O. Box 189, Kinston, NC 28502
Vice President of the Harvey Foundation
0

Executive Officers


Name and Title

Present Business Address
Present Principal Occupation
Shares of Common Stock Owned

Margaret Blount Harvey, President
P.O. Box 189, Kinston, NC 28502
President of the Harvey Foundation
1,100

C. Felix Harvey, Vice President
P.O. Box 189, Kinston, NC 28502
Chairman of Harvey Enterprises, Inc.
0

Leigh H. McNairy, Vice President
P.O. Box 189, Kinston, NC 28502
Vice President of the Harvey Foundation
0

Ruth Heath, Secretary/Treasurer
P.O. Box 189, Kinston, NC 28502
Secretary/Treasurer of the Harvey Foundation
0


The Maurice J. Koury Foundation, Inc.
Directors


Name

Present Business Address
Present Principal Occupation
Shares of Common Stock Owned

Maurice J. Koury
P.O. Box 850, Burlington, NC 27216
President of Carolina Hosiery Mills, Inc.
5,200

Ann K. Koury
P.O. Box 850, Burlington, NC 27216
Secretary of Carolina Hosiery Mills, Inc.
0

Ernest A. Koury, Jr.
P.O. Box 850, Burlington, NC 27216
Vice President of Carolina Hosiery Mills, Inc.
0

Miltom E. Petty
P.O. Box 850, Burlington, NC 27216
Secretary of Carolina Hosiery Mills, Inc.
0

Officers


Name and Title

Present Business Address
Present Principal Occupation
Shares of Common Stock Owned

Maurice J. Koury, President
P.O. Box 850, Burlington, NC 27216
President of Carolina Hosiery Mills, Inc.
5,200

Ann K. Koury, Secretary
P.O. Box 850, Burlington, NC 27216
Administrative Assistant for Carolina Hosiery Mills, Inc.
0

Miltom E. Petty, Treasurer
P.O. Box 850, Burlington, NC 27216
Secretary of Carolina Hosiery Mills, Inc.
0

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

       The undersigned acknowledge and agree that the foregoing statement on
 Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

       Dated: January 20, 2005


      THE FELIX HARVEY FOUNDATION, INC.


      By: /s/ C. Felix Harvey
	Name: C. Felix Harvey
	Title: Vice President



      /s/ C. Felix Harvey
	C. FELIX HARVEY

	THE MAURICE J. KOURY FOUNDATION, INC.


      By:
	Name: Maurice J. Koury
	Title: President




	MAURICE J. KOURY


(1) These shares consist of 57,974 shares held by The Felix Harvey Foundation, Inc. (the Harvey Foundation), which is controlled by Mr. Harvey, and 1,100 shares held by Mr. Harveys spouse, Margaret Blount Harvey, who is a Director of the Harvey Foundation.

 	13D



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